FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

July 5, 2006

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,162,022
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement	58,414
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,220,436

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				4,134,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Jun 30, 2006	Edgar Pacheco	Mar.25,2004	Mar 24,2009	18.375	(1,000)
Jun 30, 2006	Edgar Pacheco	Mar.14,2005	Mar.13,2010	12.00	(500)
Jun 30, 2006	Edgar Pacheco	Mar 13,2006	Mar 12,2011	14.00	(500)
				SUBTOTAL	(2,000)

	Stock Option Outstanding – Post Plan — Closing Balance		4,132,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			173,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			173,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of June 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	July 4, 2006

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES ANNOUNCES LAUNCH OF NEW ZINC COMPANY

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein in the U.S., and the securities may not be offered or sold in the U.S. absent registration under the U.S. Securities Act of 1933 or an exemption from such registration.

June 6, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce the launch of a new zinc company, following the previously announced review of alternatives to maximize the value of its zinc assets. The new zinc company, Zincore Metals Inc. (“Zincore”), which is currently a wholly owned subsidiary of Southwestern, will undertake an Initial Public Offering (IPO). Filing of a preliminary prospectus is expected before the end of June.

Southwestern’s Board of Directors has approved the transfer of ownership of its 100%-owned zinc deposits in Peru to Zincore. These assets include the 30 kilometre long Accha-Yanque zinc oxide property in southern Peru, the Minascassa zinc-copper property, located 400 kilometres southeast of Lima, and the Sayani lead-zinc property, 25 kilometres southeast of Minascassa.

“The creation of a pure zinc company will unlock the inherent value in Southwestern’s zinc assets,” said Southwestern’s President and CEO, John Paterson. “The capital raised through the IPO, combined with a dedicated management team, will generate a greater focus on advancing the development of these assets. Southwestern will remain the largest shareholder following the IPO and as such, Southwestern shareholders will participate in the new company’s opportunities for growth and value creation.”

Funds raised through the IPO will be directed toward exploration, resource drilling, pre-feasibility study and feasibility study at Accha-Yanque; exploration at Minascassa and Sayani; the evaluation and acquisition of other zinc mineral properties; general and administrative expenses; costs of the IPO, and working capital.

Southwestern has appointed Canaccord Adams as its lead underwriter to arrange the IPO on an underwritten basis.

Zincore’s strategy is to become a leading low-cost zinc metal producer with the immediate objective of advancing its Accha-Yanque property to a development decision. The company has immediate exploration opportunities on its portfolio of properties and will pursue new zinc opportunities in Peru, China and elsewhere around the world.

Accha-Yanque Project

The Accha-Yanque project consists of 14,230 hectares of exploration concessions, where nine zinc oxide prospects have been identified to date. Pasminco Limited completed a scoping study on the Accha deposit in 1999 that identified historical mineral resources defined under the JORC Code, the Australian Code for Reporting of Mineral Resources and Ore Reserves. Drilling by Rio Tinto at the Yanque deposit outlined widespread oxide zinc mineralization.1 An aggressive exploration program and a comprehensive pre-feasibility study are planned to define resources at Accha-Yanque under National Instrument 43-101 guidelines, to expand known mineralization, and verify preliminary mining, milling and infrastructure requirements. The pre-feasibility study is targeted for completion by mid-2007.

About Southwestern

Southwestern is exploring in several countries for precious and base metals. Southwestern has a number of significant projects under way, including the Boka Gold Project in China with Team 209, the Liam Gold-

1 These historical JORC resource estimates have not been reconciled to the mineral resource categories of National Instrument 43-101 and sufficient work has not been done to classify these historical estimates as current mineral resources. Southwestern has not done sufficient work to determine if these historical resource estimates can be relied upon. Southwestern is not treating these historical estimates as current mineral resources as defined by National Instrument 43-101.

Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. Southwestern is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently entered into a joint venture heads of agreement with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Southwestern does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

ANGLO AMERICAN COMPLETES SECOND TRANCHE OF PRIVATE PLACEMENT WITH SOUTHWESTERN RESOURCES

Not for distribution to U.S. newswire services or dissemination in the U.S.

June 16, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) announces that Anglo American Exploration BV (”AABV”) has completed the second of five tranches in a private placement financing with Southwestern as part of a previously announced commitment (refer to Southwestern’s news release dated July 20, 2005, available on www.sedar.com and the company’s website at www.swgold.com).

AABV purchased 58,414 shares of Southwestern at C$9.52 per share, the volume weighted average trading price of Southwestern common shares over the 10 days prior to the placement. Total proceeds amount to US$500,000. AABV has the option to purchase up to an additional US$4 million worth of Southwestern shares over the next three years, according to an agreement reached in July 2005, subject to certain conditions and regulatory approvals.

About Southwestern

Southwestern is exploring in several countries for precious and base metals. Southwestern has a number of significant projects under way, including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. Southwestern is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently entered into a joint venture heads of agreement with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Southwestern does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN’S LATEST DRILL RESULTS INCLUDE A

30 METRE INTERSECTION OF 5.5 GRAMS PER TONNE GOLD

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

June 21, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce that assay results have been received for a further ten drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  The Boka Gold Project is comprised of 157 square kilometres of exploration and mining permits and is accessed by 265 kilometres of paved and gravel road north of the capital city of Kunming.  Southwestern has a 90% interest in the Project with Team 209 of the Yunnan Nuclear Industry holding a 10% carried interest.

Highlights of the latest drilling include an intersection of 5.5 grams per tonne gold over 30 metres in hole B06-174 and 2.3 grams per tonne gold over 31.8 metres in hole B06-170.  To date, 182 holes totaling 72,812 metres have been completed on the Boka Project.  For drill hole locations, please see the Company’s website at www.swgold.com.  There are presently ten rigs operating on the Property, three of which are being utilized for collecting material in proposed tailings areas and in the hanging wall of the proposed open pit.

	Intersection		Core Interval (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B06-157	No significant results

B06-164	119.50	122.10	2.60	3.50
	221.90	224.30	2.40	1.10
	248.70	263.70	15.00	0.60

B06-165	340.00	344.60	4.60	4.10

B06-168	146.30	152.30	6.00	1.30
	204.80	213.30	8.50	2.20

B06-169	28.50	36.50	8.00	4.60
	99.85	110.80	10.95	1.00

B06-170	250.40	282.20	31.8	2.30
including	264.20	266.20	2.00	9.70
including	270.20	274.20	4.00	3.90

B06-171	No significant results

B06-172	260.80	264.80	4.00	1.20
	277.85	279.65	1.80	1.10

B06-174	44.50	52.90	8.40	3.40
	106.90	108.90	2.00	8.90
	166.90	196.90	30.00	5.50
including	178.90	186.90	8.00	16.70

B06-178	3.20	11.60	8.40	2.40
	74.40	76.90	2.50	3.50

Gold Soil Anomaly Follow-Up

Follow-up work in areas of significant gold in soil anomalies has resulted in the identification of new mineralized areas at Boka 8 and in the Xinchang area.

At Boka 8, stratiform-type gold mineralization is hosted in grayish black sandstones and dolomite along a shear zone extending for 800 metres and varying in width from 10 metres to 50 metres.  The zone trends in a northwest-southeast direction.  Assay results from one metre and two metre continuous rock chip samples range from 0.12 grams per tonne gold to 5.38 grams per tonne gold.  The Company is presently preparing an extensive trenching program to determine the extent of mineralization at Boka 8 prior to drill testing.

In the Xinchang area, located three kilometres south of Boka 7, copper-gold mineralization was discovered in stockwork vein systems hosted within carbonaceous slate and dolomite.  Results of rock chip sampling across the zone are tabulated below.

Sample No.	Length (metres)	Assay
		Gold (grams per tonne)	Copper (%)
50456	1.20	0.3	0.4
50457	1.00	0.1	0.3
50458	2.00	1.0	3.4
50459	2.00	0.2	0.7
50460	2.00	5.0	2.3
50461	1.20	0.3	0.3
50462	2.00	2.1	0.6
50463	2.00	2.1	1.3
50464	2.00	30.7	1.6

The extent of this zone is unknown and further rock chip sampling and trenching are planned to define the potential of this mineralization. The high copper values possibly indicate that this mineralization is similar to the Dongchuan copper camp to the south which has been in production since the early 1950’s.

Follow-up work is continuing on numerous other gold in soil anomalies.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rockchip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

About Southwestern

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The company has a number of significant projects under way, including the Boka Gold Project in China with Team 209; the Liam Gold-Silver Project in Peru with Newmont Peru Limited; and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently entered into a joint venture heads of agreement with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

June 6, 2006.

ITEM 3.

PRESS RELEASE

Issued June 6, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce the launch of a new zinc company, following the previously announced review of alternatives to maximize the value of its zinc assets. The new zinc company, Zincore Metals Inc. (“Zincore”), which is currently a wholly owned subsidiary of Southwestern, will undertake an Initial Public Offering (IPO). Filing of a preliminary prospectus is expected before the end of June.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 6th day of June 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES ANNOUNCES LAUNCH OF NEW ZINC COMPANY

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein in the U.S., and the securities may not be offered or sold in the U.S. absent registration under the U.S. Securities Act of 1933 or an exemption from such registration.

June 6, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce the launch of a new zinc company, following the previously announced review of alternatives to maximize the value of its zinc assets. The new zinc company, Zincore Metals Inc. (“Zincore”), which is currently a wholly owned subsidiary of Southwestern, will undertake an Initial Public Offering (IPO). Filing of a preliminary prospectus is expected before the end of June.

Southwestern’s Board of Directors has approved the transfer of ownership of its 100%-owned zinc deposits in Peru to Zincore. These assets include the 30 kilometre long Accha-Yanque zinc oxide property in southern Peru, the Minascassa zinc-copper property, located 400 kilometres southeast of Lima, and the Sayani lead-zinc property, 25 kilometres southeast of Minascassa.

“The creation of a pure zinc company will unlock the inherent value in Southwestern’s zinc assets,” said Southwestern’s President and CEO, John Paterson. “The capital raised through the IPO, combined with a dedicated management team, will generate a greater focus on advancing the development of these assets. Southwestern will remain the largest shareholder following the IPO and as such, Southwestern shareholders will participate in the new company’s opportunities for growth and value creation.”

Funds raised through the IPO will be directed toward exploration, resource drilling, pre-feasibility study and feasibility study at Accha-Yanque; exploration at Minascassa and Sayani; the evaluation and acquisition of other zinc mineral properties; general and administrative expenses; costs of the IPO, and working capital.

Southwestern has appointed Canaccord Adams as its lead underwriter to arrange the IPO on an underwritten basis.

Zincore’s strategy is to become a leading low-cost zinc metal producer with the immediate objective of advancing its Accha-Yanque property to a development decision. The company has immediate exploration opportunities on its portfolio of properties and will pursue new zinc opportunities in Peru, China and elsewhere around the world.

Accha-Yanque Project

The Accha-Yanque project consists of 14,230 hectares of exploration concessions, where nine zinc oxide prospects have been identified to date. Pasminco Limited completed a scoping study on the Accha deposit in 1999 that identified historical mineral resources defined under the JORC Code, the Australian Code for Reporting of Mineral Resources and Ore Reserves. Drilling by Rio Tinto at the Yanque deposit outlined widespread oxide zinc mineralization.1 An aggressive exploration program and a comprehensive pre-feasibility study are planned to define resources at Accha-Yanque under National Instrument 43-101 guidelines, to expand known mineralization, and verify preliminary mining, milling and infrastructure requirements. The pre-feasibility study is targeted for completion by mid-2007.

1 These historical JORC resource estimates have not been reconciled to the mineral resource categories of National Instrument 43-101 and sufficient work has not been done to classify these historical estimates as current mineral resources. Southwestern has not done sufficient work to determine if these historical resource estimates can be relied upon. Southwestern is not treating these historical estimates as current mineral resources as defined by National Instrument 43-101.

About Southwestern

Southwestern is exploring in several countries for precious and base metals. Southwestern has a number of significant projects under way, including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. Southwestern is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently entered into a joint venture heads of agreement with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Southwestern does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

June 16, 2006.

ITEM 3.

PRESS RELEASE

Issued June 16, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) announces that Anglo American Exploration BV (”AABV”) has completed the second of five tranches in a private placement financing with Southwestern as part of a previously announced commitment (refer to Southwestern’s news release dated July 20, 2005, available on www.sedar.com and the company’s website at www.swgold.com).

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 16th day of June 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

ANGLO AMERICAN COMPLETES SECOND TRANCHE OF PRIVATE PLACEMENT WITH SOUTHWESTERN RESOURCES

Not for distribution to U.S. newswire services or dissemination in the U.S.

June 16, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) announces that Anglo American Exploration BV (”AABV”) has completed the second of five tranches in a private placement financing with Southwestern as part of a previously announced commitment (refer to Southwestern’s news release dated July 20, 2005, available on www.sedar.com and the company’s website at www.swgold.com).

AABV purchased 58,414 shares of Southwestern at C$9.52 per share, the volume weighted average trading price of Southwestern common shares over the 10 days prior to the placement. Total proceeds amount to US$500,000. AABV has the option to purchase up to an additional US$4 million worth of Southwestern shares over the next three years, according to an agreement reached in July 2005, subject to certain conditions and regulatory approvals.

About Southwestern

Southwestern is exploring in several countries for precious and base metals. Southwestern has a number of significant projects under way, including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. Southwestern is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently entered into a joint venture heads of agreement with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Southwestern does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

June 21, 2006.

ITEM 3.

PRESS RELEASE

Issued June 21, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that assay results have been received for a further ten drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  The Boka Gold Project is comprised of 157 square kilometres of exploration and mining permits and is accessed by 265 kilometres of paved and gravel road north of the capital city of Kunming.  Southwestern has a 90% interest in the Project with Team 209 of the Yunnan Nuclear Industry holding a 10% carried interest.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 21st day of June 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN’S LATEST DRILL RESULTS INCLUDE A

30 METRE INTERSECTION OF 5.5 GRAMS PER TONNE GOLD

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

June 21, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce that assay results have been received for a further ten drill holes from the Company’s Boka Gold Project located in Yunnan Province, China.  The Boka Gold Project is comprised of 157 square kilometres of exploration and mining permits and is accessed by 265 kilometres of paved and gravel road north of the capital city of Kunming.  Southwestern has a 90% interest in the Project with Team 209 of the Yunnan Nuclear Industry holding a 10% carried interest.

Highlights of the latest drilling include an intersection of 5.5 grams per tonne gold over 30 metres in hole B06-174 and 2.3 grams per tonne gold over 31.8 metres in hole B06-170.  To date, 182 holes totaling 72,812 metres have been completed on the Boka Project.  For drill hole locations, please see the Company’s website at www.swgold.com.  There are presently ten rigs operating on the Property, three of which are being utilized for collecting material in proposed tailings areas and in the hanging wall of the proposed open pit.

	Intersection		Core Interval (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B06-157	No significant results

B06-164	119.50	122.10	2.60	3.50
	221.90	224.30	2.40	1.10
	248.70	263.70	15.00	0.60

B06-165	340.00	344.60	4.60	4.10

B06-168	146.30	152.30	6.00	1.30
	204.80	213.30	8.50	2.20

B06-169	28.50	36.50	8.00	4.60
	99.85	110.80	10.95	1.00

B06-170	250.40	282.20	31.8	2.30
including	264.20	266.20	2.00	9.70
including	270.20	274.20	4.00	3.90

B06-171	No significant results

B06-172	260.80	264.80	4.00	1.20
	277.85	279.65	1.80	1.10

B06-174	44.50	52.90	8.40	3.40
	106.90	108.90	2.00	8.90
	166.90	196.90	30.00	5.50
including	178.90	186.90	8.00	16.70

B06-178	3.20	11.60	8.40	2.40
	74.40	76.90	2.50	3.50

…more

Gold Soil Anomaly Follow-Up

Follow-up work in areas of significant gold in soil anomalies has resulted in the identification of new mineralized areas at Boka 8 and in the Xinchang area.

At Boka 8, stratiform-type gold mineralization is hosted in grayish black sandstones and dolomite along a shear zone extending for 800 metres and varying in width from 10 metres to 50 metres.  The zone trends in a northwest-southeast direction.  Assay results from one metre and two metre continuous rock chip samples range from 0.12 grams per tonne gold to 5.38 grams per tonne gold.  The Company is presently preparing an extensive trenching program to determine the extent of mineralization at Boka 8 prior to drill testing.

In the Xinchang area, located three kilometres south of Boka 7, copper-gold mineralization was discovered in stockwork vein systems hosted within carbonaceous slate and dolomite.  Results of rock chip sampling across the zone are tabulated below.

Sample No.	Length (metres)	Assay
		Gold (grams per tonne)	Copper (%)
50456	1.20	0.3	0.4
50457	1.00	0.1	0.3
50458	2.00	1.0	3.4
50459	2.00	0.2	0.7
50460	2.00	5.0	2.3
50461	1.20	0.3	0.3
50462	2.00	2.1	0.6
50463	2.00	2.1	1.3
50464	2.00	30.7	1.6

The extent of this zone is unknown and further rock chip sampling and trenching are planned to define the potential of this mineralization. The high copper values possibly indicate that this mineralization is similar to the Dongchuan copper camp to the south which has been in production since the early 1950’s.

Follow-up work is continuing on numerous other gold in soil anomalies.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rockchip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

…more

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

About Southwestern

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The company has a number of significant projects under way, including the Boka Gold Project in China with Team 209; the Liam Gold-Silver Project in Peru with Newmont Peru Limited; and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and recently entered into a joint venture heads of agreement with Inco Limited for nickel, copper and platinum group metals exploration in China.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com